

October 20, 2009

<u>Via U.S. Mail</u>

Mr. Raymond M. Soto
Chief Executive Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, CT 06854

> **Re:** **Bolt Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed September 28, 2009**
> **File No. 333-162181**

Dear Mr. Soto:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement incorporates by reference your annual report on Form 10-K for the fiscal year ended June 30, 2009, which in turn incorporates certain information by reference to a definitive proxy statement that you have yet to file. Please note that you must either file this proxy statement or amend your Form 10-K to include the omitted Part III information before we will accelerate the effective date of this registration statement. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.01, found at www.sec.gov.

Calculation of Registration Fee

2.   We note that the legal opinion filed as Exhibit 5.1 opines upon the common stock, preferred
        stock, and debt securities issuable upon exercise of the warrants or comprising part of the
        units. Please revise your fee table and filing to clarify, as necessary, whether this
        registration statement also covers the securities underlying the warrants and units. Please
        note that if the warrants or units are immediately exercisable into other securities, or are
        exercisable within one year, you must concurrently register those underlying securities.
        Please see Securities Act Sections Compliance and Disclosure Interpretations Question
        103.04.

Description of Warrants, page 20

3.   Your registration statement should not suggest that the prospectus and any prospectus
        supplements will not contain all disclosure material to an investment decision. In this
        regard, we note your statements here and on page 21 that the descriptions of the warrants
        and the units do not contain all of the information investors "may find useful." Please
        revise.

Exhibit 5.1

4.   Please obtain and file a revised legal opinion that addresses the following points:

        •   We note your assumption that all certificates and records dated earlier than the date
            of the opinion remain accurate as of the date of the opinion. This appears to
            disclaim counsel's responsibility to update its due diligence. Please remove this
            statement.

        •   The legal opinion should not suggest that investors may not rely on the opinion.
            Please remove the statement in the penultimate paragraph that states the opinion is
            solely for the benefit of the company.

        •   Each time that you do a takedown of any of these securities, you must file a "clean"
            opinion of counsel as an exhibit for any securities you are taking down that removes
            many of counsel's assumptions and qualifications, such as those found on pages two
            through six of the opinion. With respect to the statement that counsel disclaims any
            undertaking to advise of future changes, please confirm that you will file a "clean"
            opinion with each take-down. See Securities Act Rules Compliance and Disclosure
            Interpretations Question 212.05.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile

Barbara A. Young, Esq. (203) 226-8025